UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              __________________

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            THE MIDDLEBY CORPORATION
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   596278101
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                                 (CUSIP Number)

                               Thomas C. Danziger
                              Danziger & Danziger
                                405 Park Avenue
                            New York, New York 10022
                           Telephone: (212) 754-7000

                                    Copy to:
                             Timothy J. FitzGerald
                            The Middleby Corporation
                             1400 Toastmaster Drive
                             Elgin, Illinois 60120
                           Telephone: (847) 741-3300

                               December 23, 2004
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            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

                         (Continued on following pages)
                              (Page 1 of 2 Pages)
______________

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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|                        |                           |                        |
| CUSIP No.   596278101  |              13D          |    Page 2 of 2 Pages   |
-------------------------                            -------------------------

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     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              LAURA B. WHITMAN
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                         (b) |_|
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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS
              N/A
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
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                                 7       SOLE VOTING POWER

 NUMBER OF                               431,325
  SHARES                     ----------- ---------------------------------------
BENEFICIALLY                     8       SHARED VOTING POWER
 OWNED BY
   EACH                                  0
 REPORTING                   ----------- ---------------------------------------
  PERSON                         9       SOLE DISPOSITIVE POWER
   WITH
                                         431,325
                             ----------- ---------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                          0
------------- ------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
------------- ------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES          |_|

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    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.8%
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    14        TYPE OF REPORTING PERSON

              IN
------------- ------------------------------------------------------------------
                                       2

INTRODUCTION

     This Amendment No. 2 ("Amendment No. 2") to Schedule 13D amends the
Schedule 13D originally filed with the Securities and Exchange Commission on June 27, 1997 (the "Original Schedule 13D"), as amended, by Laura B. Whitman (the "Reporting Person").

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 of the Original Schedule 13D, as amended, is hereby amended and restated in its entirety as follows:

         On December 23, 2004, the Reporting Person entered into a Stock Repurchase Agreement (the "Stock Repurchase Agreement") by and among the Company, the Reporting Person and the other stockholders party thereto. The Stock Repurchase Agreement contains provisions regarding, among other things, the acquisition, registration, disposition and voting of shares of common stock of the Company, par value $0.01 per share (the "Common Stock"), as well as certain provisions regarding the composition of the Company's board of directors (the "Board"). In connection with the Stock Repurchase Agreement, William F. Whitman, Jr., W. Fifield Whitman III and the Reporting Person resigned from their positions as members of the Board. The Reporting Person intends to sell some or all of her shares of Common Stock in an underwritten public offering registered under the Securities Act of 1933, as amended (the "Securities Act"). Except as disclosed in this Item 4, the Reporting Person does not have any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to
Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Original Schedule 13D, as amended, is hereby amended and restated in its entirety as follows:

         (a) The aggregate number of shares of Common Stock that the Reporting Person beneficially owns is 431,325, which constitute approximately 5.8% of the outstanding shares of Common Stock.

         (b) The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of 431,325 shares of Common Stock. The Reporting Person does not have shared power to vote or direct the vote or to dispose or direct the disposition of any other shares of Common Stock.

         (c) On December 23, 2004, the Reporting Person sold 9,800 shares of Common Stock and 21,000 options to purchase Common Stock to the Company for $42.00 per share of Common Stock and $42.00 less the exercise price for each option to purchase Common Stock. Except as disclosed in this Schedule 13D, the Reporting Person has not effected any transactions with respect to the Common Stock within the 60-day period prior to the filing of this Schedule 13D

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

         The information set forth in Item 4 of this Amendment No. 1 is hereby incorporated by reference.

         Pursuant to the terms of the Stock Repurchase Agreement, the Company has agreed to file a registration statement under the Securities Act with respect to the sale of some or all of the shares of Common Stock held by the Reporting Person in an underwritten public offering. In the event that the Reporting Person decides not to proceed with this underwritten public offering, the Reporting Person has the right, subject to certain conditions, to require the Company to register her shares of Common Stock for sale in the public markets on up to two additional occasions.

         The Reporting Person has agreed to certain restrictions on her ability to sell her shares of Common Stock in private transactions and to make additional purchases of Common Stock. She has also agreed to certain restrictions with respect to her ability to vote her shares of Common Stock.

         References to, and descriptions of, the Stock Repurchase Agreement in this Item 6 are qualified in their entirety by reference to the copy of the Stock Repurchase Agreement which is filed as Exhibit 1 to this Amendment No. 1 and which are incorporated by reference in this Item 6 in its entirety where such references and descriptions appear.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit No.               Description
    -----------               -----------

          1 Stock Repurchase Agreement, dated as of December 23, 2004, by and among The Middleby Corporation, William F. Whitman, Jr., Barbara K. Whitman , W. Fifield Whitman III, Laura B. Whitman, the Barbara K. Whitman Irrevocable Trust, the William
                              F. Whitman, Jr. Irrevocable Trust, the Trust dated December 21, 2003 F/B/O Barbara K. Whitman, the Trust dated December 21, 2003 F/B/O Laura B. Whitman, the Trust dated December 21, 2003 F/B/O William Fifield Whitman III, the William F. Whitman, Jr. and Barbara K. Whitman Charitable Remainder Trust and the W. F. Whitman Family Foundation, incorporated by reference to Exhibit
                              10.1 to the Current Report on Form 8-K of The Middleby Corporation filed on December 28, 2004

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 12, 2005


                                                     /s/ Laura B. Whitman
                                                     --------------------------
                                                     Laura B. Whitman

                                 EXHIBIT INDEX


    Exhibit No.               Description
    -----------               -----------

          1 Stock Repurchase Agreement, dated as of December 23, 2004, by and among The Middleby Corporation, William F. Whitman, Jr., Barbara K. Whitman , W. Fifield Whitman III, Laura B. Whitman, the Barbara K. Whitman Irrevocable Trust, the William
                              F. Whitman, Jr. Irrevocable Trust, the Trust dated December 21, 2003 F/B/O Barbara K. Whitman, the Trust dated December 21, 2003 F/B/O Laura B. Whitman, the Trust dated December 21, 2003 F/B/O William Fifield Whitman III, the William F. Whitman, Jr. and Barbara K. Whitman Charitable Remainder Trust and the W. F. Whitman Family Foundation, incorporated by reference to Exhibit
                              10.1 to the Current Report on Form 8-K of The Middleby Corporation filed on December 28, 2004